UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM N-8A

                      NOTIFICATION OF REGISTRATION
                    FILED PURSUANT TO SECTION 8(a) OF
                   THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Global Investor Trust

Address of Principal Business Office (No. & Street, City, State and Zip Code):

601 California Street
Suite 1307
San Francisco, CA 94108-2818

Telephone Number (including area code): 925-376-8700

Name and address of agent for service of process:

InCorp Services, Inc.
One Commerce Center
1201 Orange Street
Suite 600
Wilmington, DE 19899
New Castle County

With copies of Notices and Communications to

Seth R. Freeman
EM Capital Management, LLC
601 California Street
Suite 1307
San Francisco, CA 94108-2818

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section
8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [ ]     NO [X]

Item 1. Exact name of registrant.

Global Investor Trust

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust. The Registrant filed a Certificate of Trust with the Secretary of State of the State of Delaware on January 20, 2012.

Item 3. Form of organization of registrant.

Delaware statutory trust

Item 4. Classification of registrant.

Management Company

Item 5.

(a) The Registrant is an open-end management company.
(b) The Registrant intends to register as a non-diversified investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6. Name and address of each investment adviser of registrant.

EM Capital Management, LLC
920 Country Club Drive
Suite 1E
Moraga, California  94556

Item 7. Name and address of each officer and trustee of the registrant.

Seth Richard. Freeman, President and Trustee
920 Country Club Drive
Suite 1E
Moraga, California  94556

Item 8. Not applicable.

Item 9.

a) The Registrant is not currently issuing and offering its securities directly to the public.
b) Not applicable.

c) The Registrant is not presently proposing to make a public offering of its securities.

d) The Registrant does not currently have any outstanding or issued securities.

e) Not applicable.

Item 10. None

Item 11. The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12. Not applicable.


SIGNATURES:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant, Global Investor Trust has caused this notification of registration to be duly signed on behalf of the registrant in the Town of Moraga and the state of California on the 30th day of March, 2012.

By: /s/Seth R. Freeman
Name: Seth R. Freeman,
Title: President

Attest: /s/Gary T. Martin
Title: none





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